[redacted]

04019736

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

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IAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66083

SEC MAIL RECEIVED PROCESSING
JUL 2 9 2004
WASH. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING August 5, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Optiver US, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 1121
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Dwyer, Jr. — 312/786-5946
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name — *if individual, state last, first, middle name*)

9661 West 143rd Street	Orland Park	IL	60462
(Address)	(City)	(State)	Zip Code)

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bastiaan VanKempen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Optiver US, LLC, as of December 31, ~~19~~xx2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

President
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPTIVER US, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

OPTIVER US, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

CONTENTS

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplementary Information:	
Computation of Net Capital	10
Independent Auditors' Report on Internal Control	11 - 12

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Member of
Optiver US, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Optiver US, LLC as of December 31, 2003, and the related statements of income, changes in member's equity, and cash flows for the period from August 5, 2003 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Optiver US, LLC as of December 31, 2003, and the results of its operations and its cash flows for the initial period then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador + Co., Ltd.

June 8, 2004
Orland Park, Illinois

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

OPTIVER US, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$ 31,447
Receivables from brokers, dealers and clearing organization	13,531,236
Receivables, other	70,627
Prepaid expenses and other	95,000
Securities owned, at market	25,772,292
Furniture and equipment, less accumulated depreciation of $25,000	154,565
Exchange membership	521,000
Total assets	$ 40,176,167

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$ 277,288
Payable to brokers, dealers and clearing organization	4,138,055
Securities sold, not yet purchased, at market	30,273,928
Due to affiliates	274,826
Total liabilities	34,964,097
Member's equity	5,212,070
Total liabilities and member's equity	$ 40,176,167

See notes to financial statements.

OPTIVER US, LLC

STATEMENT OF INCOME

FROM AUGUST 5, 2003 (DATE OF INCEPTION) TO DECEMBER 31, 2003

Revenues:		
Trading income	$ 850,435	
Interest and dividends	29,367	
Total revenues		$ 879,802
Expenses:		
Compensation and related expenses	279,108	
Data fees	146,984	
Clearing fees	57,054	
Communication expenses	45,260	
Professional fees	35,135	
Depreciation	25,000	
Seat lease expense	23,772	
Interest expense	21,362	
Occupancy expense	20,000	
Other expenses	14,057	
Total expenses		667,732
Net income		$ 212,070

See notes to financial statements.

OPTIVER US, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FROM AUGUST 5, 2003 (DATE OF INCEPTION) TO DECEMBER 31, 2003

Balance at beginning of period	$	0
Member's contribution		5,000,000
Net income		212,070
Balance at end of period	$	5,212,070

See notes to financial statements.

OPTIVER US, LLC

STATEMENT OF CASH FLOWS

FROM AUGUST 5, 2003 (DATE OF INCEPTION) TO DECEMBER 31, 2003

Cash flows from operating activities:		
Net income	$ 212,070	
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	25,000	
(Increase) in :		
Receivables	(13,601,863)	
Securities owned, at market	(25,772,292)	
Prepaid expenses and other	(95,000)	
Increase in:		
Accounts payable and accrued liabilities	247,723	
Payable to brokers, dealers and clearing organization	4,138,055	
Securities sold, not yet purchased, at market	30,273,928	
Net cash used by operating activities		$ (4,572,379)
Cash flows from investing activities:		
Purchase of exchange membership		(521,000)
Cash flows from financing activities:		
Advances from affiliates	124,826	
Member's contribution	5,000,000	
Net cash provided by financing activities		5,124,826
Net increase in cash		31,447
Cash at beginning of period		0
Cash at end of period		$ 31,447

See notes to financial statements.

OPTIVER US, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company was organized on August 5, 2003 under the Limited Liability Company Act of Illinois. The business of the Company is to engage in market making activity in the trading of stock and options thereon, on organized exchanges in the United States. The Company has been registered as a broker-dealer with Securities and Exchange Commission (SEC) and is a member of both the Philadelphia Stock Exchange (PHLX) and the International Securities Exchange (ISE). The Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Options Clearing Corporation (OCC).

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Securities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Depreciation

Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company is treated as a partnership for income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the consolidated return of its member company and taxed depending on the member company's tax situations. The financial statements do not reflect a provision for income taxes.

NOTE 2. CASH FLOW INFORMATION

During the period ended December 31, 2003, the Company paid $21,362 for interest. There were no payments for income taxes.

The Company financed furniture and equipment purchases of $150,000 with advances received from an affiliated entity. The Company also financed furniture and equipment purchases of $29,565 with accounts payable.

NOTE 3. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold, not yet purchased
Equities	$ 19,398,784	$ 19,835,353
Options	6,373,508	10,438,575
Total	$ 25,772,292	$ 30,273,928

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At December 31, 2003, the Company had net capital of $801,101, which was $701,101 greater than its required net capital of $100,000.

NOTE 5. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company enters into transactions involving options and corporate equity securities for trading purposes, or to hedge other positions or transactions. These contracts are marked to market daily and involve elements of market risk in excess of the amounts recognized in the financial statements. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

NOTE 6. SEAT LEASES

The Company leased a seat through December 31, 2003. Lease expense under this agreement was $23,772.

The Company has entered into a seat lease agreement for the year 2004. Required lease payments under this agreement are $300,000.

NOTE 7. DUE TO AFFILIATES

Due to affiliates consists of non-interest bearing advances received from entities affiliated with the Company through common ownership. The advances are uncollateralized and due on demand.

NOTE 8. OPERATING LEASE

The Company leases office space in Chicago, Illinois on a month-to-month basis at a rate of $5,000 per month. Rent expense under this lease for the period ended December 31, 2003 was $20,000.

NOTE 9. RETIREMENT PLAN

The Company has a qualified defined contribution plan for eligible employees. Annual contributions are made at the discretion of the Board of Directors. All employees are eligible to participate after meeting age and length of service requirements. The Company did not make a contribution to the plan during the period ended December 31, 2003.

NOTE 10. MEMBERS' LIABILITY, INTERESTS, RIGHTS, PREFERENCES, AND PRIVILEGES

The Company's Operating Agreement specifies the following information relating to its members:

Members' liability limitation
Rights and obligations of members
Members' contributions to the Company and capital accounts
Allocations, income tax, distributions, elections and reports of members
Transferability and redemption of members' interests
Additional members

NOTE 11. NEW FASB INTERPRETATION TO BE ADOPTED IN THE FUTURE

In December, 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, Consolidation of Variable Interest Entities. The objective of this Interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. The Interpretation is generally effective for the year ended December 31, 2005.

The Company is currently evaluating the effect that implementation of the Interpretation will have on its financial position, results of operations, and cash flows.

SUPPLEMENTARY INFORMATION

OPTIVER US, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

Total member's equity	$ 5,212,070
Member's equity not allowable for net capital	0
Total member's equity qualified for net capital	5,212,070
Deductions:	
Non-allowable assets:	
Exchange membership	521,000
Equipment, net	154,565
Other assets	152,728
Net capital before haircuts on securities positions	4,383,777
Haircuts on securities	(3,582,676)
Net capital	801,101
Net capital requirements	100,000
Excess net capital	$ 701,101
Total aggregate indebtedness	$ 228,745
Ratio of aggregate indebtedness to net capital	0.286

Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2003)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 817,187
Audit adjustments	(16,086)
Net capital per above	$ 801,101

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Member of
Optiver US, LLC
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of Optiver US, LLC ("Company") for the period from August 5, 2003 (date of inception) to December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

June 8, 2004
Orland Park, Illinois